FORM 11-K

12027884

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number 00100035

SEC Mail Processing Section JUN 2 2 2012 Washington DC 403

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38184

AUG 09 2012

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington, DC 20549

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Advanced Services, Inc. Employee Savings and Retirement Plan)

Date 6/18/2012

(Signature)*
Name: Philip Harris
Title: Chief Financial Officer

**Print name and title of the signing official under the signature.*

KPMG

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2011 and 2010

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 18, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits
Years ended December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents (note 2)	$ 42,820	$ 30,367
Investments at fair value (notes 3 and 4)	5,657,795	6,580,209
Notes receivable from participants	327,567	298,553
Accrued dividends and interest	5,699	4,087
Total Assets	6,033,881	6,913,216
Net assets available for plan benefits	$ 6,033,881	$ 6,913,216

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (125,928)	$ 413,392
Dividends and interest	107,347	107,487
	(18,581)	520,879
Interest on notes receivable from participants	12,260	16,055
Contibutions:		
Employee	247,369	309,871
Employer	164,192	178,001
	411,561	487,872
Total additions	405,240	1,024,806
Deductions from net assets attributed to:		
Benefits paid to participants	1,281,325	1,106,099
Expenses and loan fees (note 1)	3,250	3,000
Total deductions	1,284,575	1,109,099
Net decrease	(879,335)	(84,293)
Net assets available for plan benefits at:		
Beginning of year	6,913,216	6,997,509
End of year	$ 6,033,881	$ 6,913,216

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), an affiliate of General Electric Company ("GE"), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the recordkeeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested entirely in shares of GE Common Stock and the remainder is held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(d) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(f) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(g) American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

The three American Century One Choice Portfolio funds include the following:

American Century One Choice Portfolio: Aggressive
American Century One Choice Portfolio: Moderate
American Century One Choice Portfolio: Conservative

(h) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 70% of their eligible compensation, on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000.

Employer Contributions

The Company contributes as a Safe-Harbor Company Matching Contribution, an amount equal to 100% of the 401(k) contributions made on behalf of each such participant up to the first 3% of such participant's compensation plus 50% of the 401(k) contributions made on behalf of such participant up to the next 2% of such participant's compensation.

The Company makes profit sharing contributions to the employee savings component of the Plan. For the retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no profit sharing contributions in 2011 and 2010.

Vesting

Prior to January 1, 2008, employee contributions were vested based on a schedule. Employees who terminated prior to January 1, 2008 are subject to the vesting schedule. Under current provisions, participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Forfeitures

At December 31, 2011 and 2010 forfeited non-vested amounts (including unrealized appreciation) totaled $2,521 and $215, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. No forfeitures were used to reduce Company contributions in 2011. During 2010 $17,086 in forfeitures was used to reduce Company contributions. No forfeitures were used during 2011 or 2010 to pay plan expenses. Gains (losses) on earnings of forfeiture balances were ($61) and $269 in 2011 and 2010, respectively. Additions to forfeiture balances were $2,367 and $3,998 in 2011 and 2010, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and, effective September 11, 2008, bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day preceding the date on which the loan is approved by the Plan administrator. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

During 2010, the Company closed its Norfolk, VA facility resulting in a partial plan termination. The effected employees became fully vested.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(g) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and registered investment companies.

See note 4 for additional information.

(e) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2011 and 2010:

	2011		2010	
GE Common Stock	$ 586,706	*	$ 533,903	*
Registered Investment Companies:				
GE Money Market Fund	—		1,391,757	*
GE Institutional Money Market Fund	1,118,962	*	—	
GE Institutional Income Fund	962,760	*	1,045,042	*
GE Institutional International Equity Fund	457,416	*	663,481	*
GE Institutional U.S. Equity Fund	1,208,523	*	1,454,255	*
American Century One Choice Portfolio: Aggressive	175,374		241,954	
American Century One Choice Portfolio: Moderate	910,998	*	977,274	*
American Century One Choice Portfolio: Conservative	95,142		83,123	
GE Institutional Premier Growth Equity Fund	141,914		189,420	
Total Registered Investment Companies	5,071,089		6,046,306	
Total investments at fair value	$ 5,657,795		$ 6,580,209	

*Investment option representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2011 and 2010 as follows:

	2011	2010
GE Common Stock	$ (5,728)	$ 91,003
Registered Investment Companies	(120,200)	322,389
	$ (125,928)	$ 413,392

The Plan offers a number of investments options including the GE Common Stock Fund and a variety of investments in registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 586,706	$ —	$ —	$ 586,706
Registered Investment Companies	5,071,089	—	—	5,071,089
Total investments at fair value	$ 5,657,795	$ —	$ —	$ 5,657,795

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 533,903	$ —	$ —	$ 533,903
Registered Investment Companies	6,046,306	—	—	6,046,306
Total investments at fair value	$ 6,580,209	$ —	$ —	$ 6,580,209

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2011 or 2010.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated December 20, 2010, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

(7) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total investments at fair value per financial statements	$ 5,657,795	$ 6,580,209
Notes receivable from participants	327,567	298,553
Total investments per Form 5500	$ 5,985,362	$ 6,878,762

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	GE Common Stock	Common Stock	32,759	$ 586,706
*	GE Institutional Money Market Fund	Registered Investment Funds	1,118,962	1,118,962
*	GE Institutional Income Fund	Registered Investment Funds	99,665	962,760
*	GE Institutional International Equity Fund	Registered Investment Funds	48,506	457,416
*	GE Institutional U.S. Equity Fund	Registered Investment Funds	109,171	1,208,523
	American Century One Choice Portfolio: Aggressive	Registered Investment Funds	15,041	175,374
	American Century One Choice Portfolio: Moderate	Registered Investment Funds	79,494	910,998
	American Century One Choice Portfolio: Conservative	Registered Investment Funds	8,525	95,142
*	GE Institutional Premier Growth Equity Fund	Registered Investment Funds	16,108	141,914
	Total investments at fair value			5,657,795
*	Notes receivable from participants (96 loans with rates of interest from 4.25% to 9.25% and maturities from 1 month to 10 years)			327,567
	Total Assets (Held at End of Year)			$ 5,985,362

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2012, with respect to the statements of net assets available for benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 18, 2012